FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Call Notice for Extraordinary Shareholders’ Meeting dated November 26, 2010

ITEM 1

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayer ID (CNPJ/MF): 50.746.577/0001-15
Company Registry (NIRE): 35300177045
PUBLICLY-HELD COMPANY

Call Notice
Extraordinary Shareholders’ Meeting

The shareholders of the Company are hereby invited to attend an Extraordinary Shareholders’ Meeting to be held on December 14, 2010 at 3:00 p.m., at the Company’s headquarters, at Fazenda Pau D’Alho, s/nº, in the city of Barra Bonita, state of São Paulo, to resolve on the following agenda: amend the Company’s headquarters to the city of São Paulo, State of São Paulo.

General Instructions: In order to take part in and vote at the Shareholders’ Meeting, shareholders must prove their standing as such by presenting, at the Company’s headquarters at least 2 (two) days prior to the date of the Meeting, an identity document and a statement of shareholdings issued by the depositary institution (Banco Itaú S.A. or the Brazilian Clearing and Depository Corporation - CBLC), in the original or in the form of a copy sent by facsimile to (19) 3403-2030. Shareholders represented by proxy should present the respective power-of-attorney instruments within the same term and in the same manner mentioned above. Neither originals nor copies of said documents require authentication and notarization of signature and should be presented to the Company on or before the opening of the aforementioned Meeting.

Barra Bonita (SP), November 26, 2010

RUBENS OMETTO SILVEIRA MELLO
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 30, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer